WHITE KNIGHT RESOURCES LTD.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462 Facsimile: (604) 681-0180
Website: www.whiteknightres.com
E-mail: info@whiteknightres.com

May 30, 2005

BY SEDAR

BC Securities Commission
Executive Director
12th Floor, 701 West Georgia Street
PO Box 10142
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report

The attached quarterly consolidated financial statements for the period ended March 31, 2005 were forwarded by prepaid first class mail or email, on today’s date, to shareholders on the supplementary mailing list.

We trust the above is satisfactory.

Yours truly,

WHITE KNIGHT RESOURCES LTD.

“Megan Cameron-Jones”

Megan Cameron-Jones
Corporate Secretary

Encls.

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